

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 2, 2009

Mr. Desmond Morgan , Chief Financial Officer
Rockwell Diamonds Inc.
Level 0, Wilds View, Island of Houghton
Corner Carse O'Gowrie & Boundary Road
Houghton Estate, Johannesburg 2198
P.O. Box 3011 Houghton, South Africa, 2041

> **Re: Rockwell Diamonds Inc.**
> **Form 40-F for the Fiscal Year Ended February 29, 2008**
> **Filed May 30, 2008**
> **Response Letter Dated August 25, 2009**
> **File No. 000-30588**

Dear Mr. Morgan:

We have reviewed your response letter and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1.   We understand from your August 25, 2009 response that you are using estimates of resources for purposes of calculating DD&A under both Canadian and U.S. GAAP, which is not consistent with your July 3, 2009 response to comment 4, stating "The Company calculates the depletion rate by dividing the acquisition cost by the estimated diamond carats reserves of each of the acquired properties." In your more recent response, you state "No guidelines have been established for mineral reserves in alluvial diamond deposits...," and you discuss the reasons for the lack of such guidelines and offer a summary of how your resource estimates have been prepared. However, while it is true that alluvial deposits are not explicitly addressed in guidelines for determining reserves, there are guidelines published by the Canadian Institute of Mining, Metallurgy and Petroleum for determining resources and reserves on diamond properties, and we understand you are relying on these guidelines in estimating the resources you have

disclosed. Therefore, we do not see utility in citing the lack of guidelines as your reason for not estimating reserves.

Please include a DD&A policy note in the U.S. GAAP section of your financial statements clarifying these matters, specifically that you are using resources rather than reserves in computing DD&A, the actual reasons that estimates of reserves are not undertaken (other than the lack of guidelines for alluvial deposits), and the methodology utilized in estimating resources, as you have described in your August 25, 2009 response. Please clarify in your disclosure the extent to which the resources utilized in your DD&A computations are measured versus indicated. We understand that you are not using inferred resources in your DD&A computations because these estimates are not sufficiently reliable for use in financial reporting. Please disclose a statement to that effect. However, if our understanding is not correct, please contact us by telephone to discuss the implications for your U.S. GAAP reporting. Please also clarify in your disclosure the extent to which DD&A is being calculated independently for each of your principal properties, where you are amortizing costs of each property in relation to the production and resources attributable to the property, as opposed to amortizing costs that are common to multiple properties. If you are not amortizing costs independently for each property, please contact us by telephone to discuss the implications for your U.S. GAAP reporting.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief